# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LIBERTY LIVE HOLDINGS, INC., CIK 0002078416
CUSIP: 530909100
Title of class of securities: SERIES A LIBERTY LIVE COMMON STOCK
Address of issuer's principal executive offices: 12300 LIBERTY BLVD., ENGLEWOOD, Colorado (CO), 80112
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001067983

## Reporting persons
- Warren E. Buffett: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 4,986,588; sole dispositive power 0; shared dispositive power 4,986,588; aggregate amount beneficially owned 4,986,588 (19.5% of the class)
- Berkshire Hathaway Inc.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 4,986,588; sole dispositive power 0; shared dispositive power 4,986,588; aggregate amount beneficially owned 4,986,588 (19.5% of the class)
- National Indemnity Company: type of reporting person: insurance company (IC), corporation (CO); citizenship or place of organization: Nebraska (NE); member of a group; sole voting power 0; shared voting power 3,741,543; sole dispositive power 0; shared dispositive power 3,741,543; aggregate amount beneficially owned 3,741,543 (14.6% of the class)
- National Fire & Marine Insurance Company: type of reporting person: insurance company (IC), corporation (CO); citizenship or place of organization: Nebraska (NE); member of a group; sole voting power 0; shared voting power 233,347; sole dispositive power 0; shared dispositive power 233,347; aggregate amount beneficially owned 233,347 (0.9% of the class)
- GEICO Corporation: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 3,284,775; sole dispositive power 0; shared dispositive power 3,284,775; aggregate amount beneficially owned 3,284,775 (12.8% of the class)
- Government Employees Insurance Company: type of reporting person: insurance company (IC), corporation (CO); citizenship or place of organization: Nebraska (NE); member of a group; sole voting power 0; shared voting power 3,284,775; sole dispositive power 0; shared dispositive power 3,284,775; aggregate amount beneficially owned 3,284,775 (12.8% of the class)
- Berkshire Hathaway Consolidated Pension Plan Master Trust: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Nebraska (NE); member of a group; sole voting power 0; shared voting power 524,649; sole dispositive power 0; shared dispositive power 524,649; aggregate amount beneficially owned 524,649 (2% of the class)
- BNSF Master Retirement Trust: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Texas (TX); member of a group; sole voting power 0; shared voting power 234,000; sole dispositive power 0; shared dispositive power 234,000; aggregate amount beneficially owned 234,000 (0.9% of the class)
- Precision Castparts Corp. Master Trust: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Oregon (OR); member of a group; sole voting power 0; shared voting power 253,049; sole dispositive power 0; shared dispositive power 253,049; aggregate amount beneficially owned 253,049 (1% of the class)
- R. Ted Weschler: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 71,457; shared voting power 0; sole dispositive power 71,457; shared dispositive power 2,069; aggregate amount beneficially owned 73,526 (0.3% of the class)

## Item 1. Issuer
Name of issuer: LIBERTY LIVE HOLDINGS, INC.
Address of issuer's principal executive offices: 12300 LIBERTY BLVD., ENGLEWOOD, CO, 80112

## Item 2. Person Filing
Name of person filing:
Warren E. Buffett
Berkshire Hathaway Inc.
National Indemnity Company
BNSF Master Retirement Trust
Government Employees Insurance Company
GEICO Corporation
Berkshire Hathaway Consolidated Pension Plan Master Trust
National Fire & Marine Insurance Company
Precision Castparts Corp. Master Trust
R. Ted Weschler
Address of principal business office or, if none, residence:
Warren E. Buffett
3555 Farnam Street
Omaha, Nebraska 68131

Berkshire Hathaway Inc.
3555 Farnam Street
Omaha, Nebraska 68131

National Indemnity Company
1314 Douglas Street
Omaha, Nebraska 68102

BNSF Master Retirement Trust
c/o BNSF Railway Company
2650 Lou Menk Drive
Fort Worth, TX 76131

Government Employees Insurance Company
One GEICO Plaza
Washington, D.C. 20076

GEICO Corporation
One GEICO Plaza
Washington, D.C. 20076

Berkshire Hathaway Consolidated Pension Plan Master Trust
c/o Berkshire Hathaway Inc.
3555 Farnam Street
Omaha, Nebraska 68131

National Fire & Marine Insurance Company
1314 Douglas Street
Omaha, Nebraska 68102

Precision Castparts Corp. Master Trust
c/o Precision Castparts Corp.
5885 Meadows Road
Lake Oswego, OR 97035

R. Ted Weschler
404 East Main Street
Charlottesville, VA 22902
Citizenship: Warren E. Buffett (United States Citizen); Berkshire Hathaway Inc. (Delaware Corporation); National Indemnity Company (Nebraska corporation); BNSF Master Retirement Trust (Texas); Government Employees Insurance Company (Nebraska corporation); GEICO Corporation (Delaware corporation); Berkshire Hathaway Consolidated Pension Plan Master Trust (Nebraska); National Fire & Marine Insurance Company (Nebraska corporation); Precision Castparts Corp. Master Trust (Oregon); R. Ted Weschler (United States Citizen).

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: insurance company (IC), employee benefit plan or endowment fund (EP), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: See the Cover Pages for each of the Reporting Persons.
Percent of class: See the Cover Pages for each of the Reporting Persons.
Sole power to vote or to direct the vote: See the Cover Pages for each of the Reporting Persons.
Shared power to vote or to direct the vote: See the Cover Pages for each of the Reporting Persons.
Sole power to dispose or to direct the disposition: See the Cover Pages for each of the Reporting Persons.
Shared power to dispose or to direct the disposition: See the Cover Pages for each of the Reporting Persons.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit A.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit A.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Warren E. Buffett: /s/ Warren E. Buffett, Warren E. Buffett (02/17/2026)
- Berkshire Hathaway Inc.: /s/ Warren E. Buffett, Warren E. Buffett, Chairman of the Board (02/17/2026)
- National Indemnity Company: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (02/17/2026)
- National Fire & Marine Insurance Company: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (02/17/2026)
- GEICO Corporation: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (02/17/2026)
- Government Employees Insurance Company: /s/ Warren E. Buffett, Warren E. Buffet, Attorney-in-Fact (02/17/2026)
- Berkshire Hathaway Consolidated Pension Plan Master Trust: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (02/17/2026)
- BNSF Master Retirement Trust: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (02/17/2026)
- Precision Castparts Corp. Master Trust: /s/ Warren E. Buffet, Warren E. Buffett, Attorney-in-Fact (02/17/2026)
- R. Ted Weschler: /s/ R. Ted Weschler, R. Ted Weschler (02/17/2026)